Exhibit 99.1

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited balance sheets

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
Assets

Current assets:
Cash and cash equivalent	1,208	2,640
Other receivables	376	236
Restricted deposit	35	40
Total current assets	1,619	2,916

Non-current assets:
Property, plant and equipment, net	77	85
Operating right of use assets	123	162
Restricted deposit	22	22
Total non-current assets	222	269

Total assets	1,841	3,185

Liabilities and Equity

Current liabilities:
Trade payables	1,483	1,459
Other payables	2,025	2,000
Total current liabilities	3,508	3,459

Non Current liabilities:
Operating long term lease liability	36	73
Liability in respect of warrants	-	1,412
	36	1,485

Total liabilities	3,544	4,944

Shareholders’ equity:
Authorized: 60,000,000 shares at June 30, 2024 and December 31, 2023; Issued and outstanding: 18,055,006 and 15,379,042 shares at June 30, 2024 and December 31, 2023, respectively	-	-
Share premium and capital reserve	30,679	24,362
Accumulated deficit	(32,382)	(26,121)
Total Shareholders’ equity (deficit)	(1,703)	(1,759)

Total liabilities and shareholders’ equity (deficit)	1,841	3,185

Date of approval of the interim financial statements: September 30, 2024

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Comprehensive Loss

U.S. dollars in thousands except share and per share data

		Six months	Six months
		ended	ended
		June 30,	June 30,
	Note	2024	2023

Research and development expenses		(3,451)	(3,810)

General and administrative expenses		(2,573)	(2,551)

Operating loss		(6,024)	(6,361)

Financing expenses, net		(237)	(209)

Net loss and comprehensive loss		(6,261)	(6,570)
Basic and diluted net loss per share		(0.37)	(0.55)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share		16,773,806	11,868,798

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Changes in Equity

U.S. dollars in thousands (except for share and per share data)

	Ordinary shares		Share premium and capital reserve	Accumulated deficit	Total equity
	Number	Amount

Balance as of January 1, 2024	15,379,042	$-	$24,362	$(26,121)	$(1,759)

Issuance of shares and pre-funded warrants, net	1,732,000	-	4,209	-	4,209

Exercise of pre-funded warrants, options and vested RSUs	873,000	-	-	-	-

Reclassification of warrants into equity (Note 3)	-	-	1,695	-	1,695

Share-based compensation	70,964	-	413	-	413)

Net loss and comprehensive loss	-	-	-	(6,261)	(6,261)

Balance as of June 30, 2024	18,055,006	$-	$30,679	$(32,382)	$(1,703)

	Ordinary shares		Share premium and capital reserve	Accumulated deficit	Total equity
	Number	Amount

Balance as of January 1, 2023	11,781,963	-	$21,858	$(16,014)	$5,844

Issuance of shares and pre-funded warrants, net	1,333,600	-	806	-	806

Exercise of options and vested RSUs	507,479	-	-	-	-

Share-based compensation	-	-	1,188	-	1,188)

Net loss and comprehensive loss	-	-	-	(6,570)	(6,570)

Balance as of June 30, 2023	13,623,042	$-	$23,852	$(22,584)	$1,268

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Cash Flows

U.S. dollars in thousands

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2024	2023
Cash flows from operating activities
Net loss for the period	(6,261)	(6,570)
Adjustments:

Depreciation and Amortization	11	9
Share-based compensation	306	1,025
Revaluation of liability in respect to warrants	283	(109)
Finance expenses (income), net	-	487

Changes in assets and liabilities:
Decrease in operating right of use asset	39	36
Decrease in operating lease liability	(37)	(40)
Decrease (increase) in other receivables	(140)	(179)
Increase in trade payables	24	592
Increase (decrease) in other payables	25	846

Net cash used in operating activities	(5,750)	(3,903)

Cash flows from investing activities
Redemption of short term deposit	-	3,500
Investment in restricted deposit	4	(2)
Purchase of property, plant and equipment	(3)	(25)
Net cash provided by investing activities	1	3,473

Cash flows from financing activities
Exercise of warrants and options	-	5
Issuance of shares, warrants and pre-funded warrants, net	4,317	3,970
Net cash provided by financing activities	4,317	3,975

Effects of exchange rate changes on cash and cash equivalents	-	1

Net increase (decrease) in cash and cash equivalents	(1,432)	3,546

Cash and cash equivalents at beginning of the period	2,640	3,543

Cash and cash equivalents at end of the period	1,208	7,089

Non-cash activity
Supplemental disclosure of cash flow information:
Interest received	2	98

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Unaudited Financial Statements

Note 1 - General

A.	NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”) was incorporated in Israel on February 13, 2017. NeuroSense is a clinical-stage pharmaceutical company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. The Company’s lead product candidate, PrimeC, is a novel oral formulation of a fixed dose combination composed of a specific ratio and doses of two FDA-approved drugs.

In addition to PrimeC, the Company has initiated research and development efforts in Alzheimer’s disease and Parkinson’s disease, with a similar strategy of combined products.

The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market on December 9, 2021 under the ticker symbols “NRSN” and “NRSNW,” respectively.

B.	The Company currently has no products approved for sale, and the Company’s operations have been funded primarily by its shareholders. To date, the Company has generated no sales or revenues, has incurred losses and expects to incur significant additional losses due to the continuing focus on the research, development, clinical activities of its product candidates, preclinical programs, business development, organizational structure and to advance the programs within the Company’s pipeline. Consequently, its operations are subject to all the risks inherent in the establishment of a pre-revenue business enterprise as well as those risks associated with a company engaged in the research and development of pharmaceutical compounds.

Based on current expected level of operating expenditures, the Company’s cash resources as at June 30, 2024 shall not be sufficient to fund the Company’s operations for a period of 12 months from the approval of these consolidated interim financial statements, assuming that the Company will continue its development plan in accordance with the original pipeline and without delaying or slowing down the progress of its plans. The Company will require additional cash to fund the execution of its mid and long-term development program. The Company anticipates raising additional funds through public or private sales of debt or equity securities, collaborative arrangements, or some combination thereof. Whilst management is progressing with its plans to secure external financing, these still require approval by third parties, and accordingly, there is no assurance that any such arrangement will be entered into or that financing will be available when needed in order to allow it to continue its operations, or if available, on terms favorable or acceptable to it.

These consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (GAAP) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. In the event financing is not obtained, the Company may pursue cost cutting measures or may be required to delay, reduce the scope of, or eliminate any of its development programs or clinical trials, these events could have a material adverse effect on its business. These factors raise significant doubt about the Company ability to continue as a going concern. The consolidated interim financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Unaudited Financial Statements

Note 1 - General (Cont.)

C.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, launched extensive rocket attacks and kidnapped many Israeli civilians and soldiers. Following the attack, Israel declared war against Hamas. In parallel, border clashes between Israel and the Hezbollah terrorist group on Israel’s northern border with Lebanon intensified and may escalate into a greater regional conflict.

All of the Company’s clinical and pre-clinical research and development is currently being conducted outside of Israel, other than its 12-month Open Label-Extension (“OLE”) study of the Paradigm trial, partially conducted in Tel Aviv, and a Phase 2 trial for Alzheimer’s disease that we conduct in Haifa, Israel. The OLE has not been affected by the war, although the quality of the study may be adversely affected if as a result of the war patients are unable to visit the study center or the study coordinator is not able to conduct home visits and monitor the patients. In addition, in the event of a significant escalation of hostilities in northern Israel, there may be a delay in the planned Alzheimer trial. The Company may also elect to set up a site in Israel for a Phase 3 pivotal ALS trial of PrimeC, but this would be in addition to numerous other sites in Europe and the U.S., and as a result it does not expect the timeline or quality of this trial to be adversely affected by the war.

The Israel Defence Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up several hundred thousand of its reserve forces to serve. Fourteen out of the Company’s current 16 employees are resident in Israel. One of its non-management employees in Israel who do not perform critical functions have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas, Hezbollah or other terrorist groups, and such persons may be absent for an extended period of time. As a result, its operations in Israel may be disrupted by such absences, which disruption may materially and adversely affect its business, prospects, financial condition and results of operations.

Although until approval of these financial statements, the impact of the war on the Company was negligible, it is currently not possible to predict the duration or severity of the ongoing conflict or its effects on the Company’s business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt its business and operations, and hamper its ability to raise additional funds or sell its securities, among others.

Note 2 - Significant accounting policies

These unaudited Condensed interim financial statements have been prepared as of June 30, 2024 and for the six months period then ended. Accordingly, In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2024, and its results of operations for the six months ended June 30, 2024, and 2023, and cash flows for the same periods. The condensed balance sheet at December 31, 2023, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The significant accounting policies that have been applied in the preparation of the unaudited consolidated Condensed financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements for the year ended December 31, 2023. These unaudited Condensed financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2023 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 4, 2024 and the Form 6-K filed on June 17, 2024 with financial statements as of December 31, 2023 in US GAAP. (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2024.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Unaudited Financial Statements

Note 2 - Significant accounting policies (Cont.)

Recently issued accounting pronouncements, not yet adopted

As an emerging growth company, the Jumpstart Our Business Startup Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

1.	In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” which improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain amendments to improve income tax disclosures effectiveness. The guidance is effective for the Company’s annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on the consolidated financial statement disclosures.

2.	In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures” which expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for the Company’s annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

Note 3 - Liability in respect of warrants

As noted in Note 9Ah to Company’s annual financial statements for the year ended December 31, 2023, on June 22, 2023, the Company entered into a registered direct offering under which, inter alia, the Company issued to an institutional investor 3,000,000 warrants, each representing the right to acquire one ordinary share at an exercise price of $1.50 and expiring on the fifth anniversary of the original issuance date. Due to the warrants’ terms, the warrants were accounted as a financial liability measured at fair-value through profit and losses until their expiration or exercise.

On June 26, 2024, the Company and the institutional investor entered into an amendment to the warrant which included revisions to the fundamental transactions provision and the extension of the termination date from June 26, 2028 to October 12, 2029. The Company concluded that the new warrant terms meet equity classification and thus the warrants should be accounted as equity. As a result, on June 26, 2024 the Company reclassified the warrant liability into equity according its fair value for the same date in the amount of $1.695 million.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Unaudited Financial Statements

Note 3 - Liability in respect of warrants (Cont.)

The fair value of the warrants was determined by the management using the assistance of external appraiser and by using Black-Scholes option pricing model and the following inputs:

June 26, 2024
Financial liabilities:
Expected volatility (%)	92.52
Share price (in $)	0.85
Risk-free interest rate (%)	4.40
Expected life (years)	5.30
Dividend yield (%)	-

The following table summarizes the movement in warrant liability during the six month period ended June 30, 2024:

2024
U.S. dollars in thousands

Balance as at January 1, 2024	$1,412
Revaluation of liability in respect to warrants	283
Reclassification of warrants into equity	(1,695)
Balance as at June 30, 2024	$-

Note 4 - Shareholders’ Equity

On April 10, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the Purchaser (i) an aggregate of 1,732,000 ordinary shares, no par value; (ii) an aggregate of 1,248,000 pre-funded warrants, each representing the right to acquire one ordinary share at an exercise price of $0.0001 (either physically or on a net-cash basis at the Purchaser’s discretion), exercisable at any time upon their issuance until exercised in full and (iii) an aggregate of 2,980,000 Warrants, each representing the right to acquire one ordinary share at an exercise price of $1.50 (either physically or on a net-cash basis at the Purchaser’s discretion) and will expire on the fifth anniversary of the original issuance date. The gross proceeds were approximately $4.47 million. As part of the agreement, the Company also issued 70,964 ordinary shares as issuance expenses to the placement agent. Total issuance expenses in cash amounted to $0.16 million.

On June 26, 2024, the Company and the Purchaser reached an agreement to amend the terms of the warrants to extend the termination date from April 15, 2029 to October 12, 2029.

During the six month period ended June 30, 2024, the Company issued 873,000 ordinary shares following exercise of pre-funded warrants and vested RSU’s.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Unaudited Financial Statements

Note 5 - Share Based Payment

In May 2024, the Company’s board of directors, approved the grant of 24,000 RSUs to a consultant of the Company. 12,000 RSUs vested on grant date, and the remaining 12,000 RSUs will vest monthly (2,000 RSUs each month), over six months and until November 1, 2024. The fair value of RSUs is estimated by multiplying the number of RSUs granted by the share price at grant date.

In May 2024, the Company’s board of directors, approved the grant of 24,000 RSUs to a consultant of the Company. 4,000 RSUs vested on grant date, and the remaining 20,000 RSUs will vest monthly (4,000 RSUs each month), over six months and until October 1, 2024. The fair value of RSUs is estimated by multiplying the number of RSUs granted by share price at grant date.

On June 27, 2024, the Company’s annual general meeting of shareholders approved the following proposed resolutions:

1.	A grant of 160,000 RSUs to the non-management directors of the Company. Such RSUs would vest on the one year anniversary of the date of the meeting.

2.	To approve an amendment to the Company’s Articles of Association to increase the authorized share capital of the Company.

Note 6 - Related Parties

In May 2024 the Company’s board of directors updated the bonus plan to the Company’s officers for the year 2023, and determined that such bonuses will become effective and paid only after a capital raise, that will allow the initiation of the phase 3 clinical study, of at least $18 million. The aggregate amount of the potential bonus payable to the officers after such capital raise will be approximately $0.8 million.

In May 2024, the Company’s board of directors approved a bonus plan for 2024 for certain Company’s officers. The bonus plan defined specified millstones (in fields of clinic trail progress, regulatory affairs, business developments and capital raising).

On June 27, 2024, the Company’s annual general meeting of shareholders approved the following proposed resolutions, among others:

1.	An acceleration of the vesting of the 18,000 unvested options of Ms. Caren Deardorf, and extending the term of the unexercised options, such that they will expire 10 years from the date of grant

2.	To approve a 2024 bonus plan for Mr. Alon Ben-Noon, Chief Executive Officer of the Company, based on the achievement of certain Company milestones.

3.	To approve the renewal of Mr. Alon Ben-Noon’s employment agreement with the Company and in addition, an update to his salary in the event that the Company raises an aggregate of US25,000,000.

See also Note 5.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Unaudited Financial Statements

Note 7 - Subsequent Events

a.	On August 6, 2024, the Company entered into a securities purchase agreement with certain investors, which include members of the Company’s senior management and existing investors. The Company agreed to sell an aggregate of 800,000 ordinary shares and warrants to purchase an aggregate of 800,000 ordinary shares (the “Warrants”), at a combined purchase price of $0.75 per share and accompanying Warrant.

Each Warrant was immediately exercisable upon issuance and has a 5-year term from the issuance date. The exercise price of each Warrant is $0.75 per share, subject to adjustment as set forth therein. The Warrants may be exercised on a cashless basis if at the time of exercise thereof there is no effective registration statement registering the ordinary shares underlying the Warrants.

b.	On August 16, 2024, the Company entered into a Capital on Demand Sales Agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC, as sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares, having an aggregate offering price of up to gross sale proceeds of up to $2,524,437.

c.	On August 25, 2024, the Company received a written notice from The Nasdaq Stock Market (“Nasdaq”) with respect to the Company’s stockholders’ equity falling below the required minimum of $2,500,000, stating that the Nasdaq Hearings Panel has granted the Company’s request for an exception to continue its listing on the Nasdaq Capital Market until October 31, 2024.